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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                             CellStar Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   150925105
                    --------------------------------------
                                (CUSIP Number)

                               Alan H. Goldfield
                             1730 Briercroft Court
                             Carrollton, TX  75006
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 3, 1996
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

-----------------------                                  ---------------------
  CUSIP NO. 150925105           SCHEDULE 13D/A             Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Alan H. Goldfield
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             8,250,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              7,312,870

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       8,312,870*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       43.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       IN
------------------------------------------------------------------------------

* Does not include 250,000 shares of Common Stock subject to an option granted under the Company's 1993 Amended and Restated Long-Term Incentive Plan, which option has not vested. See Item 6.

CUSIP NO. 150925105                 13D/A                      Page 3 of 8 Pages

Item 1.   Security and Issuer.
-------   --------------------

          Not amended.

Item 2.   Identity and Background.
-------   ------------------------

          Not amended.

Item 3.   Source and Amount of Funds and Other Consideration.
-------   ---------------------------------------------------

          The first sentence of paragraph 2 of Item 3 is hereby amended to read as follows:

          On November 30, 1993, Mr. Goldfield acquired 6,700,000 shares of Common Stock (the "Exchange Shares").

          Paragraph 3 of Item 3 is hereby amended to read in its entirety as follows:

          On June 2, 1995, Mr. Goldfield acquired 1,500,000 shares of Common Stock (the "Option I Shares") upon exercise of an option pursuant to an Option Agreement, dated December 3, 1993, by and between Mr. Goldfield and Audiovox Corporation, a Delaware corporation ("Audiovox"). The Option I Shares were acquired for $17,250,000, which was borrowed by Mr. Goldfield from a bank (the "Bank"), pursuant to a Promissory Note, dated as of June 2, 1995, from Mr. Goldfield to the Bank. Such note has subsequently been repaid by Mr. Goldfield. Mr. Goldfield has transferred 1,000,000 of the Option I Shares to Mr. Hong An Hsein ("Mr. Hong") pursuant to an Exchange Agreement, dated as of June 2, 1995 (the "Exchange Agreement"), by and between Mr. Goldfield and Mr. Hong. Pursuant to the Exchange Agreement, Mr. Goldfield transferred 1,000,000 of the Option I Shares and U.S. $1,000,000 to Mr. Hong in exchange for 1,499,999 shares of the Voting Stock, par value Hong Kong $1.00, of CellStar (Asia) Corporation Ltd., which represented 50.0% of the issued and outstanding shares of such entity, and 25,000 ordinary shares, par value Singapore $1.00, of CellStar Pacific PTE LTD, which represented 5.0% of the issued and outstanding shares of such entity.

CUSIP NO. 150925105                 13D/A                      Page 4 of 8 Pages

Item 4.   Purpose of Transaction.
-------   -----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

          The second paragraph of Section (c) of Item 5 is hereby amended to read in its entirety as follows:

CUSIP NO. 150925105                 13D/A                      Page 5 of 8 Pages

          Through December 2, 1996, Mr. Goldfield had an option to purchase 250,000 shares of Common Stock from Audiovox at an exercise price equal to $13.80 per share, pursuant to the terms of an Option Agreement, dated December 3, 1993, by and between Mr. Goldfield and Audiovox. Such option expired unexercised. Mr. Goldfield is therefore deemed to have disposed of beneficial ownership of 250,000 shares of Common Stock on December 3, 1996.

Item 6.   Contracts, Arrangements, Understandings or
-------   ------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          Not amended.

CUSIP NO. 150925105                 13D/A                      Page 6 of 8 Pages

Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

          7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

---------------------------------------
          * Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

CUSIP NO. 150925105                 13D/A                      Page 7 of 8 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 17, 1996



                                  By:  /s/ ALAN H. GOLDFIELD
                                       -----------------------------------------
                                       Alan H. Goldfield

CUSIP NO. 150925105                 13D/A                      Page 8 of 8 Pages
                                 EXHIBIT INDEX


    Number   Description
    ------   -----------

     7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

     7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

     7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

----------------------------------------

* Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.